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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                           BRITE VOICE SYSTEMS, INC.
                           (Name of Subject Company)

                  INTERVOICE ACQUISITION SUBSIDIARY III, INC.
                                INTERVOICE, INC.
                                   (Bidders)

                             ---------------------

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                             ---------------------

                                   110411105
                     (CUSIP Number of Class of Securities)

                             ---------------------

                               DANIEL D. HAMMOND
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                INTERVOICE, INC.
                            17811 WATERVIEW PARKWAY
                              DALLAS, TEXAS 75252
                                 (972) 454-8000
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                    Copy to:
                              SAM P. BURFORD, JR.
                            THOMPSON & KNIGHT, P.C.
                        1700 PACIFIC AVENUE, SUITE 3300
                              DALLAS, TEXAS 75201
                                 (214) 969-1354
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

CALCULATION OF FILING FEE

              TRANSACTION VALUATION*                 AMOUNT OF FILING FEE
              ----------------------                 --------------------
$122,719,277.......................................       $24,543.86

---------------

* For purposes of calculating fee only. The total transaction value is based on 9,158,155 Shares, the number of shares for which the Offer (as defined herein) is made, multiplied by the offer price of $13.40 per share. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percentum of the value of shares to be purchased.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

     Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

    Amount Previously Paid:    Not applicable.  Filing Party:  Not applicable.
    Form or Registration No.:  Not applicable.  Date Filed:    Not applicable.

                                 SCHEDULE 14D-1
                              CUSIP NO. 110411105

     (1) Name of reporting persons
        S.S. or I.R.S. Identification No. of above person

        InterVoice, Inc. (75-1927578)
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     (2) Check the appropriate box if a member of a group
                                                                         (a) [ ]
                                                                         (b) [X]
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     (3) SEC use only

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     (4) Sources of funds

        BK
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     (5) Check box if disclosure of legal proceedings is required pursuant to
         Items 2(e) or 2(f)

                                                                             [ ]
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     (6) Citizenship or place of organization

        Texas
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     (7) Aggregate amount beneficially owned by each reporting person

        None
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     (8) Check if the aggregate amount in Row (7) excludes certain shares

        N/A                                                                  [ ]
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     (9) Percent of class represented by amount in Row (7)

        N/A
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     (10) Type of reporting person

        CO
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

                                 SCHEDULE 14D-1
                              CUSIP NO. 110411105

     (1) Name of reporting persons
        S.S. or I.R.S. Identification No. of above person

        InterVoice Acquisition Subsidiary III, Inc. (75-2816154)
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     (2) Check the appropriate box if a member of a group
                                                                         (a) [ ]
                                                                         (b) [X]
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     (3) SEC use only

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     (4) Sources of funds

        BK
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     (5) Check box if disclosure of legal proceedings is required pursuant to
         Items 2(e) or 2(f)

                                                                             [ ]
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     (6) Citizenship or place of organization

        Nevada
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     (7) Aggregate amount beneficially owned by each reporting person

        None
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     (8) Check if the aggregate amount in Row (7) excludes certain shares

        N/A                                                                  [ ]
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     (9) Percent of class represented by amount in Row (7)

        N/A
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     (10) Type of reporting person

        CO
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

                                  TENDER OFFER

     This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by InterVoice Acquisition Subsidiary III, Inc., a Nevada corporation (the "Purchaser"), and a wholly owned subsidiary of InterVoice, Inc., a Texas corporation ("Parent"), to purchase 9,185,155 shares of common stock, no par value (the "Shares" or "Common Stock"), of Brite Voice Systems, Inc., a Kansas corporation (the "Company"), at $13.40 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 3, 1999 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which together constitute the "Offer").

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Brite Voice Systems, Inc., and the address of its principal executive offices is 250 International Parkway, Suite 300, Heathrow, Florida 32746.

     (b) The class of securities to which this Statement relates is the Common Stock. As of April 27, 1999, there were 12,271,928 shares of Common Stock issued and outstanding. The information set forth in the "INTRODUCTION" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 "-- Price Range of the Shares; Dividends on the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d), (g) This Statement is being filed by the Purchaser and Parent. The information set forth in the "INTRODUCTION" and Section 9 "-- Certain Information Concerning Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Parent and the Purchaser and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in
Schedule I of the Offer to Purchase and incorporated herein by reference.

     (e)-(f) During the last five years neither Parent or the Purchaser nor, to the best knowledge of Parent and the Purchaser, any of the persons listed in
Schedule I of the Offer to Purchase have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)(1) Other than the transactions described in Item 3(b) below, neither Parent or the Purchaser, nor, to the best knowledge of Parent and the Purchaser, any of the persons listed in Schedule I of the Offer to Purchase, has entered into any transaction with the Company or any of the Company's affiliates which are corporations, since the commencement of the Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for (i) the fiscal year in which such transaction occurred or (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year.

     (a)(2) Other than the transactions described in Item 3(b) below, neither Parent or the Purchaser nor, to the best knowledge of Parent and the Purchaser, any of the persons listed in Schedule I of the Offer to Purchase, has entered into any transaction since the commencement of the Company's third full fiscal year preceding the date of this Statement, with the executive officers, directors or affiliates of the Company which are not corporations, in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $40,000.

     (b) The information set forth in the "INTRODUCTION," Section 9 "-- Certain Information Concerning Parent and the Purchaser," Section 11 "-- Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements" and Section 12 "-- Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in Section 10 "-- Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the "INTRODUCTION," Section 11
"-- Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements" and Section 12 "-- Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in Section 7 "-- Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in Section 9 "-- Certain Information Concerning Parent and the Purchaser" and Section 11 "-- Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the "INTRODUCTION," Section 10 "-- Source and Amount of Funds," Section 11 "-- Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements," Section 12 "-- Plans for the Company; Other Matters" and Section 16 "-- Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in Section 16 "-- Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9 "-- Certain Information Concerning Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (a) Except as disclosed in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between Parent or the Purchaser, or to the best knowledge of Parent and the Purchaser, any of the persons listed in Schedule I of the Offer to Purchase, and the Company or any of its executive officers, directors, controlling persons or subsidiaries.

     (b)-(c) The information set forth in the "INTRODUCTION," Section 14
"-- Conditions of the Offer" and Section 15 "-- Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 "-- Effect of the Offer on the Market for Shares; Stock Listing; Exchange Act Registration; Margin Regulations" and Section 15 "-- Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

         (a)(1)          -- Offer to Purchase, dated May 3, 1999.
         (a)(2)          -- Letter of Transmittal.
         (a)(3)          -- Letter to Brokers, Dealers, Banks, Trust Companies and
                            Other Nominees.
         (a)(4)          -- Letter to Clients for use by Brokers, Dealers, Banks,
                            Trust Companies and Other Nominees.
         (a)(5)          -- Notice of Guaranteed Delivery.
         (a)(6)          -- Guidelines for Certification of Taxpayer Identification
                            Number on Substitute Form W-9.
         (a)(7)          -- Press Release jointly issued by Parent and the Company, dated April 27, 1999.
         (a)(8)          -- Form of Summary Advertisement, dated May 3, 1999.
         (b)             -- None.
         (c)(1)          -- Acquisition Agreement and Plan of Merger, dated as of
                            April 27, 1999, by and among Parent, the Purchaser and
                            the Company.
         (c)(2)          -- Stockholders' Agreement, dated as of April 27, 1999, by and among Parent, the Purchaser and certain stockholders
                            of the Company named therein.
         (c)(3)          -- Commitment Letter dated as of April 26, 1999, by and
                            among Parent, the Purchaser, Bank of America National
                            Trust and Savings Association and NationsBanc Montgomery
                            Securities LLC.
         (c)(4)          -- Confidentiality Agreement, dated March 15, 1999, by and between Parent and the Company.
         (d)             -- None.
         (e)             -- Not applicable.
         (f)             -- None.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            INTERVOICE ACQUISITION SUBSIDIARY
                                            III, INC.

                                            By:      /s/  ROB-ROY J. GRAHAM
                                              ----------------------------------
                                              Name: Rob-Roy J. Graham
                                              Title: President and Chief
                                                Financial Officer

Date: May 3, 1999

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            INTERVOICE, INC.

                                            By: /s/ ROB-ROY J. GRAHAM
                                              ----------------------------------
                                              Name: Rob-Roy J. Graham
                                              Title: Chief Financial Officer

Date: May 3, 1999

                               INDEX TO EXHIBITS

        EXHIBIT
         NUMBER                                    EXHIBIT
        -------                                    -------
         (a)(1)          -- Offer to Purchase, dated May 3, 1999.
         (a)(2)          -- Letter of Transmittal.
         (a)(3)          -- Letter to Brokers, Dealers, Banks, Trust Companies and
                            Other Nominees.
         (a)(4)          -- Letter to Clients for use by Brokers, Dealers, Banks,
                            Trust Companies and Other Nominees.
         (a)(5)          -- Notice of Guaranteed Delivery.
         (a)(6)          -- Guidelines for Certification of Taxpayer Identification
                            Number on Substitute Form W-9.
         (a)(7)          -- Press Release jointly issued by Parent and the Company, dated April 27, 1999.
         (a)(8)          -- Form of Summary Advertisement, dated May 3, 1999.
         (b)             -- None.
         (c)(1)          -- Acquisition Agreement and Plan of Merger, dated as of
                            April 27, 1999, by and among Parent, the Purchaser and
                            the Company.
         (c)(2)          -- Stockholders' Agreement, dated as of April 27, 1999, by and among Parent, the Purchaser and certain stockholders
                            of the Company named therein.
         (c)(3)          -- Commitment Letter dated as of April 26, 1999, by and
                            among Parent, the Purchaser, Bank of America National
                            Trust and Savings Association and NationsBanc Montgomery
                            Securities LLC
         (c)(4)          -- Confidentiality Agreement, dated March 15, 1999, by and between Parent and the Company.
         (d)             -- None.
         (e)             -- Not applicable.
         (f)             -- None.